

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 19, 2020

Harry Stylli, Ph.D.
Chief Executive Officer
Progenity, Inc
4330 LaJolla Village Drive, Suite 200
San Diego, CA 92122

> **Re: Progenity, Inc.**
> **Draft Registration Statement on Form S-1/A**
> **Amended on May 11, 2020**
> **CIK No. 0001580063**

Dear Dr. Stylli:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment #4 to Draft Registration Statement on Form S-1 submitted on May 11, 2020

Financial Statements
March 31, 2020
Note 4. Revenue, page F-52

1. You state "During the three months ended March 31, 2020, the Company updated its estimate of the variable consideration recognized for previously delivered performance obligations which resulted in a reduction of $12.8 million of revenue for the three months ended March 31, 2020." We note that revenue from Government Health Benefit Programs was $29.4 million in 2018, $0.2 million in 2019, and $(6.1) million in 2020. Clarify in the disclosure:
    * if this relates to the March 31, 2020 agreement on the monetary terms with DOJ and

the State of New York;
- where this amount is reported in the statement of operations;
- in what periods;
- if available, disaggregate the $49.0 million into the periods affected; and
- why this matter is not the correction of an error.

Note 12. Income Taxes, page F-67

2. You state "During the three months ended March 31, 2020, we recorded a discrete tax benefit of $37.7 million related to the NOL carryback provisions available under the CARES Act legislation." Please tell us how you are able to utilize the NOL carryback provisions when you have reported losses in 2018 and 2019 and revise the disclosure as necessary to clarify.

You may contact Erik Atallah at 202-551-3663, or Lisa Vanjoske at 202-551-3614, if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer at 202-551-3415, or Celeste M. Murphy at 202-551-3257, with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Branden C. Berns, Esq.